14 February 2025 Renee Hutchens

ASX Compliance Pty Limited Level 4, Exchange Centre 20 Bridge Street

Sydney NSW 2000

Dear Renee,

RESPONSE TO ASX AWARE QUERY

In response to your request for information in your letter dated 13 February 2025 NOVONIX Limited (“NVX”) offers the following:

1.
Does NVX consider the delay in the commencement of NVX’s production to support the supply agreement with Panasonic Energy from “late 2025” to “early 2026” to be information that a reasonable person would expect to have a material effect on the price or value of its securities?

No. NVX does not consider the delay in the commencement of NVX’s production to support the supply agreement with Panasonic from late 2025 to early 2026 to be information that a reasonable person would expect to have a material effect on the price or value of its securities.

2.
If the answer to question 1 is “no”, please advise the basis for that view.

The anticipated delay from "late 2025" to "early 2026" is a relatively short period of time in the context of the overall timeline for reaching commercial production at NVX's Riverside facility, and so was not considered to be a material delay. The delay also does not alter the continued installation of equipment at Riverside to reach NVX’s initial 3,000 tpa production capacity in the second half of 2025.

The volume that is the subject of the delay under the Panasonic Energy offtake agreement represents less than 1% of NVX’s total contracted offtake capacity at NVX's Riverside facility (including offtake agreements with larger customers such as Stellantis and PowerCo) and as such is not considered to be a material quantity.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia |

3.
When did NVX first become aware of the information referred to in question 1 above? NVX first became aware of the information referred to in question 1 on the morning of Thursday, 30 January 2025 (Australian time), during a standing call in the ordinary course between representatives of NVX and Panasonic.

4.
If NVX first became aware of the information referred to in question 1 before the date of the Announcement, did NVX make any announcement prior to that date which disclosed the information? If not, please explain why the information was not released to the market at an earlier time, commenting specifically on when you believe NVX was obliged to release the information under Listing Rules 3.1 and 3.1A and what steps NVX took to ensure that the information was released promptly and without delay.

NVX first became aware of the information referred to in question 1 before the date of the Announcement, which was released to ASX on 31 January 2025 in NVX's Quarterly Activities Report.

For the reasons noted above in response to question 2, the information referred to in question 1 was not released to the market at an earlier time as NVX did not consider this information to be information that a reasonable person would expect to have a material effect on the price or value of NVX's securities, and so it did not require immediate disclosure.

NVX did, however, consider it appropriate to update the market about this information in its Quarterly Activities / Appendix 4C Cash Flow Report (released on 31 January 2025) as these announcements routinely provide updates on NVX's customer offtake agreements and progress on NVX's Riverside facility, including in respect of the Panasonic Energy offtake agreement.

5.
Does NVX consider the information referred to in question 1 or any part thereof to be information that investors and their professional advisers would reasonably require for the purpose of making an information assessment of either:
i.
the assets and liabilities, financial position and performance, profits and losses and prospects of NVX; or
ii.
the rights and liabilities attaching to the relevant securities

No. NVX does not consider the information referred to in question 1 or any part thereof to be information that investors and their professional advisers would reasonably require for the purpose of making an information assessment of the assets and

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia |

liabilities, financial position and performance, profits and losses and prospects of NVX, or the rights and liabilities attaching to the relevant securities.

In any event, the section 708A "Cleansing Notice" was released by NVX on the ASX MAP 28 January 2025, which is before NVX became aware of the information on 30 January 2025.

6.
If the answer to either limb of question 5 is “no”, please advise the basis for that view.

NVX held this view for the same reasons outlined above in response to question 2.

7.
If the answer to either limb of question 5 is “yes”, and NVX first became aware of the information prior to the lodging of the Cleansing Notice on MAP, please explain why the information was not set out in the Cleansing Notice pursuant to the Act, and whether NVX is of the view that the Cleansing Notice was validly issued.

N/A.

8.
Please confirm that NVX is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

NVX confirms that it is complying with the Listing Rules and, in particular, Listing Rule 3.1.

9.
Please confirm that NVX’s responses to the questions above have been authorized and approved in accordance with its published continuous disclosure policy or otherwise by its board or an officer of NVX with delegated authority from the board to respond to ASX on disclosure matters.

NVX confirms that the responses set out above have been authorised and approved in accordance with its published continuous disclosure policy.

Yours sincerely,

Suzanne Yeates Company Secretary

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia |

13 February 2025

Reference: 106085

Ms Suzanne Yeates Company Secretary Novonix Limited

By email: suzie@novonixgroup.com Dear Ms Yeates

Novonix Limited (‘NVX’): ASX Aware Letter and Cleansing Notice Timing

ASX refers to the following:

A.
NVX’s announcement titled “Panasonic Energy and NOVONIX Sign Binding Off-Take Agreement”, marked as “market sensitive” and released on the ASX Market Announcements Platform (‘MAP’) at 9:30AM on 9 February 2024 disclosing the signing of a binding off-take agreement for at least 10,000 tonnes of synthetic graphite anode material to be supplied to Panasonic Energy’s North American operations over the term of 2025-2028. The key terms were:
•
“The 10,000 tonne off-take volume commitment is subject to NOVONIX achieving agreed upon milestones regarding final mass production qualification timelines prior to Q4 2025.
•
Panasonic Energy has the right to reduce the 10,000 tonne off-take volume (up to 20%) if these milestones are not achieved by the required dates or terminate the agreement if there is a substantial delay to achieving these milestones.
•
The mutually agreed upon pricing structure incorporates a mechanism for adjusting the price in response to significant changes in NOVONIX’s raw material costs.”
B.
NVX’s announcement titled “Investor Presentation - Capital Raising to Accelerate Growth” released on MAP at 9:55AM on 26 November 2024 disclosing (relevantly, emphasis added) on slide 6:

“Commencing production in late 2025 to support the supply agreement with Panasonic Energy”.

C.
NVX’s announcement titled “Conditional Commitment for US$754M Loan from US DOE LPO” released on MAP at 8:38AM on 17 December 2024 disclosing the following (relevantly, emphasis added):

“NOVONIX’s Riverside facility, also located in Chattanooga, is poised to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery sector in North America. It is slated to begin commercial production in 2025, with plans to grow output to 20,000 tpa to meet current customer commitments.”

D.
NVX’s announcement titled “Section 708A notice” released on MAP at 10:23AM on 28 January 2025, which stated (relevantly):

“This notice is being given under section 708A(5)(e) of the Act.

As at the date of this notice, Novonix has complied with: (i) the provisions of Chapter 2M of the Act as they apply to Novonix; and (ii) sections 674 and 674A of the Act.

As at the date of this notice, there is no excluded information of the type referred to in sections 708A(7) or 708A(8) of the Act that is required to be set out in this notice under section 708A(6)(e) of the Act” (the ‘Cleansing Notice’)

E.
NVX’s announcement titled “Quarterly Activities/Appendix 4C Cash Flow Report” (the ‘Announcement’) released on MAP at 12:00PM on 31 January 2025, disclosing (relevantly):

“In the fourth quarter of 2024, the Company progressed commercial discussions and qualification programs with customers for our high-performance, synthetic graphite products and continues to see strong demand for battery materials produced in North America. Our team continues to receive and install equipment at Riverside towards our initial 3,000 tpa of production capacity, which we expect will be completed in the first half of 2025. The commissioning of this equipment will be completed in the second half of 2025 to support our planned start of production for Panasonic Energy in early 2026. Our production timelines have been adjusted due to delays in receiving equipment from our vendors, ultimately affecting our installation and commissioning schedules. We continue to work closely with our customers to achieve their desired product specifications.”

F.
Listing Rule 3.1, which requires a listed entity to immediately give ASX any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity’s securities.
G.
The definition of “aware” in Chapter 19 of the Listing Rules, which states that:

“an entity becomes aware of information if, and as soon as, an officer of the entity (or, in the case of a trust, an officer of the responsible entity) has, or ought reasonably to have, come into possession of the information in the course of the performance of their duties as an officer of that entity.”

H.
Section 4.4 in Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B titled “When does an entity become aware of information?”
I.
Listing Rule 3.1A, which sets out exceptions from the requirement to make immediate disclosure as follows.

“3.1A Listing rule 3.1 does not apply to particular information while each of the following is satisfied in relation to the information:

3.1
A.1 One or more of the following 5 situations applies:
•
It would be a breach of a law to disclose the information;
•
The information concerns an incomplete proposal or negotiation;
•
The information comprises matters of supposition or is insufficiently definite to warrant disclosure;
•
The information is generated for the internal management purposes of the entity; or
•
The information is a trade secret; and

3.1A.2 The information is confidential and ASX has not formed the view that the information has ceased to be confidential; and

3.1A.3 A reasonable person would not expect the information to be disclosed.”

J.
The concept of “confidentiality” detailed in section 5.8 of Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B. In particular, the Guidance Note states that:

“Whether information has the quality of being confidential is a question of fact, not one of the intention or desire of the entity. Accordingly, even though an entity may consider information to be confidential and its disclosure to be a breach of confidence, if it is in fact disclosed by those who know it, then it is no longer a secret and it ceases to be confidential information for the purposes of this rule.”

K.
Section 708A(7) of the Corporations Act 2001 (Cth) (the ‘Act’) which states:

‘For the purposes of subsection (6), excluded information is information:

(a)
that has been excluded from a continuous disclosure notice in accordance with the listing rules of the relevant market operator to whom that notice is required to be given; and
(b)
that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:
(i)
the assets and liabilities, financial position and performance, profits and losses and prospects of the body; or
(ii)
the rights and liabilities attaching to the relevant securities.’

Request for information

Having regard to the above, ASX asks NVX to respond separately to each of the following questions.

Aware

1.
Does NVX consider the delay in the commencement of NVX’s production to support the supply agreement with Panasonic Energy from “late 2025” (see paragraph B above) to “early 2026” (see paragraph E above), to be information that a reasonable person would expect to have a material effect on the price or value of its securities?
2.
If the answer to question 1 is “no”, please advise the basis for that view.
3.
When did NVX first become aware of the information referred to in question 1 above?
4.
If NVX first became aware of the information referred to in question 1 before the date of the Announcement, did NVX make any announcement prior to that date which disclosed the information? If not, please explain why the information was not released to the market at an earlier time, commenting specifically on when you believe NVX was obliged to release the information under Listing Rules 3.1 and 3.1A and what steps NVX took to ensure that the information was released promptly and without delay.

Cleansing Notice Timing

5.
Does NVX consider the information referred to in question 1 or any part thereof to be information that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of either:
i.
the assets and liabilities, financial position and performance, profits and losses and prospects of NVX; or
ii.
the rights and liabilities attaching to the relevant securities?
6.
If the answer to either limb of question 5 is “no”, please advise the basis for that view.
7.
If the answer to either limb of question 5 is “yes”, and NVX first became aware of the information prior to the lodging of the Cleansing Notice on MAP, please explain why the information was not set out in the Cleansing Notice pursuant to the Act, and whether NVX is of the view that the Cleansing Notice was validly issued.
8.
Please confirm that NVX is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.
9.
Please confirm that NVX’s responses to the questions above have been authorised and approved in accordance with its published continuous disclosure policy or otherwise by its board or an officer of NVX with delegated authority from the board to respond to ASX on disclosure matters.

When and where to send your response

This request is made under Listing Rule 18.7. Your response is required as soon as reasonably possible and, in any event, by no later than 5:00 PM AEDT Tuesday, 18 February 2025.

You should note that if the information requested by this letter is information required to be given to ASX under Listing Rule 3.1 and it does not fall within the exceptions mentioned in Listing Rule 3.1A, NVX’s obligation is to disclose the information ‘immediately’. This may require the information to be disclosed before the deadline set out above and may require NVX to request a trading halt immediately if trading in NVX’s securities is not already halted or suspended.

Your response should be sent by e-mail to ListingsComplianceSydney@asx.com.au. It should not be sent directly to the ASX Market Announcements Office. This is to allow us to review your response to confirm that it is in a form appropriate for release to the market, before it is published on the ASX Market Announcements Platform.

Suspension

If you are unable to respond to this letter by the time specified above, ASX will likely suspend trading in NVX’s securities under Listing Rule 17.3.

Listing Rules 3.1 and 3.1A

In responding to this letter, you should have regard to NVX’s obligations under Listing Rules 3.1 and 3.1A and also to Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B. It should be noted that NVX’s obligation to disclose information under Listing Rule 3.1 is not confined to, nor is it necessarily satisfied by, answering the questions set out in this letter.

Release of correspondence between ASX and entity

We reserve the right to release all or any part of this letter, your reply and any other related correspondence between us to the market under listing rule 18.7A. The usual course is for the correspondence to be released to the market.

Kind regards

ASX Compliance